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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
             ------------------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 14, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 453365207                                           PAGE 2 OF 5 PAGES


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                      (b) [X]


-------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                          PF
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(E)                                          [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    829,000
                       --------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                   79,200 (children's trust; 1/3 voting
    OWNED BY EACH                   trustee)
      REPORTING
     PERSON WITH
                       --------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    829,000
                       --------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                   79,200 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          908,200
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          6.5%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Statement is the first Amendment to the Statement on Schedule 13D filed on April 7, 1998 with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. (the "Issuer").


Item 1.  Security and Issuer.

        No change.

Item 2.  Identity and Background.

        (a)     The person filing this statement is Mr. John P. Casey.

        (b) The principal business address of Mr. Casey is 10220 River Road, Suite 115, Potomac, Maryland 20854.

        (c) Mr. Casey's principal occupation is investment banker, and he is employed by Meridian Investments, Inc.

        (d) Mr. Casey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. Casey was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

        (f)     Mr. Casey is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

        Mr. Casey and his children's trust purchased an aggregate of 908,200 shares of Common Stock for a total purchase price of approximately $1,959,307, using Mr. Casey's personal funds.

Item 4.  Purpose of Transaction.

        Mr. Casey acquired the Shares as an investment. At present, Mr. Casey is distressed over the recent evaluation by the market of the Issuer's securities. Accordingly, Mr. Casey has requested information from the Issuer's management concerning, among other things, the proposed sale by the Issuer of its subsidiary, NTC; management's evaluation of NTC; and the financial controls at NTC. In addition, Mr. Casey has requested information from the Issuer's management as to loan transactions between directors of the Issuer and the Issuer; the manner in which the present salary of the Issuer's president was fixed and the reasonableness of said salary; and certain appointments of directors which occurred at the Issuer's 1997 annual meeting.

        Depending on the nature of the information provided, Mr. Casey may oppose the proposed sale by the Issuer of NTC or its assets; and may recommend that the Issuer take certain other corrective actions, including demanding that outstanding loans to certain corporate directors be repaid and that the Board investigate possible financial irregularities at NTC.

        Depending on the nature of the information provided, Mr. Casey may also recommend or seek to effectuate changes in certain or all of the Issuer's management, including changes of one or more directors and changes in the Issuer's executive officers.

        Mr. Casey intends to continue to consider various alternative courses of action and will in the future take such actions with respect to his equity ownership in the Issuer as he deems appropriate in light of the circumstances existing from time to time. Such actions may include making additional recommendations to management concerning various business strategies and other matters, or such other actions as Mr. Casey may deem appropriate. Such actions may involve the sale of all or a portion of the Shares beneficially owned by Mr. Casey in the open market or in private negotiated transactions to one or more purchasers. Although Mr. Casey does not have any present plans to acquire additional shares of the Issuer, such future actions may also involve the purchase of additional shares of the Issuer's Common Stock.

        Other than as set forth above, Mr. Casey has no plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)     Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

        (a) Mr. Casey is the beneficial owner of 908,200 shares of the Common Stock of the Issuer, constituting approximately 6.5% of such class.


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        (b)     Mr. Casey has sole power to vote, direct the vote of, dispose of, and direct the disposition of 829,000 of the shares described in (a) above. Mr. Casey has shared power to vote,direct the vote of, dispose of, and direct the disposition of, 79,000 of the shares described in (a) above.

        (c) From January 30, 1998 to March 31, 1998, Mr. Casey purchased an aggregate of 469,100 shares of the Issuer's Common Stock at prices ranging from $.593 per share to $1.75 per share in transactions effected on the open market.

                On April 9, 1998, Mr. Casey purchase 50,000 shares of the Issuer's Common Stock for $.562 per share in a transaction effected on the open market.

        (d)     Not applicable.

        (e)     Not applicable.


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

        Mr. Sam Schwartz, the former Chief Executive Officer of the Issuer and an owner of approximately five percent (5%) of the Issuer's shares, has indicated to Mr. Casey that he may support some of the initiatives that may be advocated by Mr. Casey. Mr. Schwartz has informed Mr. Casey that he will not be a member of any group which may be formed by Mr. Casey. Exclusive of the foregoing and as previously disclosed by Mr. Casey in his original Statement on
Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Casey and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

        None.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 16, 1998
                                    /s/ JOHN P. CASEY
                                    -------------------------------------
                                    John P. Casey, Individually